Cadbury plc (the “Company”)

Announcement of transactions in ordinary shares of 10p each by a Director and Persons Discharging
Managerial Responsibility (‘PDMRs’)

The Company was notified on 20 October 2008 that, on 17 October 2008, Guy Elliott acquired 48 ordinary shares in the capital of the Company at a price of £4.96 per share through participation in the Interim Dividend 2008 Dividend Re-Investment Plan.

Following this transaction, Guy Elliott now has an interest in 6,485 shares.

The Company was notified on 20 October 2008 that, on 17 October 2008, the following PDMRs acquired shares in the capital of the Company at a price of £4.96 per share through participation in the Interim Dividend 2008 Dividend Re-Investment Plan:

Steve Driver Mark Reckitt Henry Udow	162 shares 632 shares 1,182 shares

The Company was notified on 21 October 2008 that, on 21 October 2008, Henry Udow disposed of 1,182 ordinary shares in the capital of the Company at a price of £5.30 per share.

These announcements are made following notifications under Disclosure and Transparency Rule 3.1.2.

All transactions were carried out in London.

Contact:
J M Mills
Director of Group Secretariat
Tel: 01895 615176

21 October 2008